Thunder Bridge Acquisition, Ltd.

9912 Georgetown Pike
Suite D203
Great Falls, Virginia 22066
Telephone: (202) 431-0507

November 24, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Att: Katherine Wray, Attorney-Advisor

Office of Information Technologies and Services

Re:        Thunder Bridge Acquisition, Ltd.

Draft Registration Statement on Form S-1

Submitted October 30, 2017

CIK No. 0001720592

Dear Ms. Wray:

On behalf of Thunder Bridge Acquisition, Ltd., a Cayman Islands Company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 20, 2017, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on October 30, 2017.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in the Company’s Draft Registration Statement (the “Registration Statement”), to be filed contemporaneously with the submission of this letter.

Cover Page

1.	Please limit the outside cover page to one page. See Item 501(b) of Regulation S-K.

We have revised the cover page to comply with the Staff’s comment.

2.	We note your disclosure on your prospectus cover that you cannot guarantee that your securities will be approved for listing on the NASDAQ. Please tell us if you expect to know before this registration statement is effective whether the NASDAQ has approved your listing application. In addition, confirm that you will file a pre-effective amendment to reflect applicable changes to your disclosure if your application is not approved.

We expect to know before this Registration Statement is declared effective whether NASDAQ has approved our listing application, and we hereby inform the Staff that in the event our application to have our securities listed on NASDAQ is not approved, we will not proceed with this offering.

Summary

General, page 1

3.	Please ensure that the information about your management’s track record is balanced, with equally prominent discussion, if applicable, of any management experience with similar transactions initiated but abandoned, unsuccessful transactions, or transactions or entities that generated losses for investors.

We respectfully inform the Staff that because we did not give specific details of our management team’s past performance, just factual descriptions and dates of their respective positions (including their prior blank check experience, which was limited to factual information regarding deal size, dates and results) we do not believe that further specific discussion of their experience is material.  However, in response to the Staff’s comment, we have added the following sentence on pages 2, 36 and 74 (and conforming language on page 75):

“Additionally, in the course of their respective careers, members of our management team have been involved in businesses and deals that were unsuccessful.”

Other Acquisition Considerations, page 3

4.	Please disclose here, as you state on page 37, that you are not required to obtain a fairness opinion from an independent accounting or investment banking firm unless you pursue a business combination with a company that is affiliated with your sponsor, officers or directors.

We have revised the disclosure as requested.

The Offering, page 6

5.	On pages 18-19 you disclose that you may be able to amend your certificate of incorporation to change provisions related to pre-business combination activity with a 65% stockholder vote. It appears from this disclosure that your sponsor may vote its founders shares to amend any SPAC structure provisions or public investor protections. Accordingly, please disclose more clearly here and in your related risk factor on page 45 the amount of public shares that would be required to meet the 65% voting threshold should your sponsor vote to amend your certificate of incorporation.

We have revised the disclosure as requested.

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Risk Factors

Our public shareholders may not be afforded an opportunity to vote…, page 25

6.	Please expand this risk factor to clarify briefly the circumstances in which there would not be a shareholder vote on your proposed initial business combination.

We have revised the disclosure as requested.

Proposed Business

General, page 69

7.	Please clarify what you mean by a start-up company, including any objective criteria that you use to determine whether a company is a start-up. We note your disclosure on pages 78 and 79 that you may acquire a business in its early stages of development or growth.

We have clarified the indicated disclosure.

Selection of a target business and structuring of our initial business combination, page 79

8.	Please revise to disclose, if accurate, that investors will be relying on the business judgment of the board of directors and that the board of directors will have significant discretion in choosing the standard used to establish the fair market value of the target acquisition. Clarify that the different methods of valuation may vary greatly from one another. Further, please disclose whether you will advise shareholders of the basis used to determine fair market value and the manner in which you will make this disclosure.

We have revised the disclosure as requested.

Competition, page 94

9.	Please disclose the number of publicly-traded SPACs that may be competitors. Also, please clarify if there are any publicly traded SPACs that have a focus on the financial services industry.

We have revised the disclosure as requested.

General

10.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications

Sincerely,

/s/ Gary Simanson
Gary Simanson
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller

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